

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05049021

March 28, 2005

Matthew W. Sonsini
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/28/2005

Re: BEA Systems, Inc.
Incoming letter dated February 23, 2005

Dear Mr. Sonsini:

This is in response to your letter dated February 23, 2005 concerning the shareholder proposal submitted to BEA by the Laborers' National Staff Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR 2 9 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Lu Beth Greene
Fund Administrator
Laborers' National Staff Pension Fund
P.O. Box 803415
Dallas, TX 75380-3415

PROCESSED
APR 12 2005
THOMSON
FINANCIAL

WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

RECEIVED
2005 FEB 25 AM 8:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 23, 2005

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: BEA Systems, Inc. – Stockholder Proposal Submitted by the Laborers' National Staff Pension Fund

Ladies and Gentlemen:

On behalf of our client, BEA Systems, Inc., a Delaware corporation (the "*Company*" or "*BEA*"), and in accordance with Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), we hereby file six copies of the Proposal (as defined below) submitted for inclusion in the Company's proxy statement for its 2005 Annual Meeting of Stockholders (the "*Proxy Statement*"), the supporting statement thereto, and a copy of this letter. The Company currently expects to hold its 2005 Annual Meeting of Stockholders in June 2005 and to distribute the Proxy Statement on or about May 16, 2005.

By letter dated January 3, 2005, the Laborers' National Staff Pension Fund (the "*Proponent*") submitted a proposal (the "*Proposal*"), together with a supporting statement (the "*Supporting Statement*"), to the Company for inclusion in the Proxy Statement. The Proposal, with its Supporting Statement, is attached hereto as Exhibit A. The Proposal states:

> Resolved: That the shareholders of BEA Systems, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

After careful consideration, the Company intends to omit the Proposal and the Supporting Statement from its Proxy Statement. It is the Company's view that the Proposal and the Supporting Statement may be properly omitted for each of the following, separately sufficient, reasons:

1. The Proposal violates the proxy rules because the Proposal is so vague and indefinite as to violate Rule 14a-9 and, accordingly, may be omitted in accordance with Rule 14a-8(i)(3);

2. The Proposal relates to an election for membership on the Company's Board of Directors and, accordingly, may be omitted in accordance with Rule 14a-8(i)(8); and

3. The Proposal has been substantially implemented and, accordingly, may be omitted in accordance with Rule 14a-8(i)(10).

In accordance with Rule 14a-8 promulgated under the Exchange Act and the discussion below, we hereby request the concurrence of the Division of Corporation Finance (the "*Division*") of the Securities and Exchange Commission (the "*Commission*") that no enforcement action will be recommended against the Company if the Proposal and the Supporting Statement are omitted from the Company's Proxy Statement.

I. Under Rule 14a-8(i)(3), the Proposal may be omitted because it is vague and indefinite and, therefore, misleading and contrary to the Commission's proxy rules.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal or any statement in support thereof from a company's proxy materials "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The staff of the Division (the "*Staff*") has concluded that stockholder proposals that are so vague, indefinite and misleading that stockholders voting upon the proposal would not be informed as to how the proposals would be implemented if adopted are misleading under Rule 14a-9 and, thus, may be excluded from a registrant's proxy materials pursuant to Rule 14a-8(i)(3).

A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (July 20, 1992). Such proposals are properly excluded given the fact that any actions or measures ultimately taken upon implementation of the

proposals could be quite different from those envisioned by stockholders at the time their votes were cast.

The Staff has regularly applied this standard for vagueness in connection with proposals involving the election of directors. *See International Business Machines Corporation* (January 10, 2003) (proposal requiring two nominees for each new member of the board excluded under Rule 14a-8(i)(3) as vague and indefinite); *Dow Jones & Company, Inc.* (March 9, 2000) (proposal relating to procedures for the election of directors excluded under Rule 14a-8(i)(3) as vague and indefinite); *Organogenesis, Inc.* (April 2, 1999) (proposal relating to the procedures for the nomination and election of directors excluded under Rule 14a-8(i)(3) as vague and ambiguous); *Faqua Industries, Inc.* (March 12, 1991) (proposal excluded where the meaning and application of terms and conditions in the proposal "would have to be made without guidance from the proposal and would be subject to differing interpretations").

The Proposal seeks to have BEA's Board of Directors (the "*Board*") take whatever actions are necessary to amend the Company's charter or bylaws, as appropriate, to provide for majority voting in the election of directors. However, the Supporting Statement is internally inconsistent in its recommendations on how the Board should implement the Proposal. First, the Supporting Statement states that "the new [vote] standard should provide that nominees for the board of directors *must* receive a majority of the vote cast in order to be elected or re-elected." In the succeeding paragraph, the Supporting Statement reiterates that the "majority vote standard would *require* that a director receive a majority of the vote cast in order to be elected to the Board." In the final paragraph, however, the Supporting Statement contradicts the previous directives by instructing the Board to implement the Proposal in such a manner so as to "address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard." The Board cannot implement a vote standard that both *requires* incumbent directors to garner a majority vote in order to be re-elected and gives the Board the discretion to deal with incumbent directors who do not receive such a vote.

Even if the Proposal were adopted and implemented, incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard could legally remain in office until the next election. Under Delaware law, the Board does not have the power to remove such directors. The Proposal implies, however, that the Board has the power to "address the status of [such] incumbent directors." Stockholders could perceive that the Board has the power to remove such directors when, in fact, no such power exists. Thus, the stockholders being asked to vote on the Proposal may be misled as to the Board's ability to implement the Proposal.

In addition, the Proponent leaves to the Board the decision as to "whether a plurality director election standard is appropriate in contested elections." In a contested election, even if the incumbent fails to receive a majority vote, he or she would continue in office and the challenger, notwithstanding his or her receipt of a larger portion of the shares, having failed to receive a majority vote, would lose the election. Conversely, if the Board were to employ a plurality director election standard in such situations, the person who receives the most votes, even if those votes do not constitute a majority, would win the election. Thus, if the Board has the discretion to decide whether the majority vote standard should be used in contested elections, the Company's stockholders do not have a clear understanding as to when the majority vote standard will be used. Stockholders voting for the Proposal could perceive that their vote would require majority votes for elections of directors in all circumstances.

The Staff has agreed with the exclusion of a proposal under the predecessor of Rule 14a-8(i)(3) where "any actions(s) ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." *Occidental Petroleum Corp.* (Feb. 11, 1991). The intended goal, providing for majority voting in elections for directors and its anticipated effect, removing directors that a majority of stockholders vote against, may not be implemented in the manner that stockholders envisioned when they approved the Proposal.

Given the inherent uncertainties in how the Board would implement the Proposal, stockholders have insufficient information on which to base their voting decision. Accordingly, BEA respectfully requests that you concur that the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(3).

II. Under Rule 14a-8(i)(8), the Proposal may be omitted because it relates to an election for membership on the Company's Board of Directors.

Rule 14a-8(i)(8) permits the exclusion of a stockholder proposal from a company's proxy materials "if the proposal relates to an election for membership on the company's board of directors." The Commission has stated that the principal purpose of this rule "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11, are applicable." Release No. 34-12598 (July 7, 1976).

Based on this rationale, the Staff has consistently permitted exclusion of proposals seeking to foster contested elections. *See Citigroup Inc.* (April 14, 2003) (proposal seeking automatic inclusion in proxy materials of director nominees from shareholders with holdings of

3% or more excludable); *Wilshire Oil Company* (March 28, 2003) (similar "Ballot Access" proposal excludable).

If approved, the Proposal would foster contested elections. Indeed, the Proponent recognizes the likelihood of contested elections when it directs the Board to address "whether a plurality director election standard is appropriate in contested elections." By requiring that each Board nominee receive votes from a majority of the shares entitled to vote in order to be elected, a failure to vote, an abstention or a vote withheld would effectively count as a vote against a Board nominee. Rather than follow the established procedures for nominating candidates or conducting a Rule 14a-12(c) proxy contest, the Proposal would create a new procedure to exclude nominees and raise the possibility that further nominations and a second election could be required.

If the Proposal were implemented, it is possible that if the Board were to determine that a majority vote is the appropriate standard for a particular election and a director who did not receive a majority vote decided to step down, there could be fewer directors elected than there are seats available on the Board. Alternatively, if a director did not step down after failing to garner a majority vote, a stockholder might seek to effect his or her removal. In either case, new nominees might have to be put forward, effectively resulting in a "two-step" contested election. Therefore, both directly and indirectly, the Proposal fosters contested elections.

In this respect, the Proposal is comparable to those addressed in recent Staff interpretations seeking to require a company to include proxy advisory firm voting recommendations in the company's proxy materials. If such a proposal were implemented, from time to time the third-party advice would include a recommendation to vote against one or more of management's candidates. The dissemination of such advice contrary to management's recommendations would amount to an "election contest" in opposition to board nominees, thereby circumventing Rule 14a-12(c) and the other proxy rules governing election contests, which are designed to protect stockholders by imposing disclosure obligations and other procedural safeguards when a stockholder solicits against the company's board nominees.

Consequently, within the last few years, the Staff has consistently concurred that proxy advisory proposals relate to the election of directors and therefore may be omitted from proxy materials under Rule 14(a)-8(i)(8). *See Cirrus Logic, Inc.* (July 18, 2000) (proposal seeking retention of proxy firm to provide shareholders with analysis of all shareholder proposals submitted excludable); *see also Gillette Co.* (Feb. 24, 2000); *Bristol-Myers Squibb Co.* (Feb. 24, 2000); *Citigroup Inc.* (Feb. 24, 2000); *Warner-Lambert Co.* (Feb. 22, 2000); *Equus II Inc.* (Feb. 24, 2000); Pfizer Inc. (Feb. 24, 2000). More recently, the Staff has concurred that other analogous proposals were excludable on the ground that they foster contested elections. *See,*

e.g., Visteon Corporation (March 7, 2003) (proposal requesting that shareholders be offered the choice of voting in the same manner as certain proxy advisors excludable); *The Bank of New York (Feb. 28, 2003)* (proposal seeking automatic inclusion in proxy materials of director nominees from shareholders with holdings of 3% or more excludable).

The Staff has consistently granted no-action letter requests for the exclusion of stockholder proposals that seek to mount election contests or establish procedures that would make election contests more likely. In *Storage Technology Corporation* (March 22, 2002), the Staff granted a no-action letter request to exclude a proposal that would have forced the registrant to amend its bylaws to require management to include the names of each candidate nominated by a stockholder in the company's proxy materials. The Staff based its decision on the ground "that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors." *See also General Motors Corporation* (March 22, 2001) (proposal requiring the registrant to publish the names of all nominees for director in its proxy statement excludable on the ground that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors).

Similarly, the Proposal does not relate to the Company's general solicitation process, but instead specifically addresses voting thresholds for director nominees at the Company's annual meetings. The Proposal's direct effect is to encourage votes in opposition to the Company's director nominees. The Proposal could lead to contested elections if directors resigned or were removed after failing to win a majority of the votes and other nominees were required or proposed for a second round of elections. Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(8).

III. Under Rule 14a-8(i)(10), the Proposal may be omitted because the Company has substantially implemented it.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has substantially implemented the proposal." Because of the issues of vagueness referred to above, the Proposal may be construed as a proposal to grant the Board powers it already has. To the extent the Proposal is so construed, it is the Company's belief that the Proposal has been substantially implemented and that it may be omitted under Rule 14a-8(i)(10).

As noted above, rather than resolve the issues that would determine how the Proposal would be implemented, the Proposal states that "the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a

majority vote standard or whether a plurality director election standard is appropriate in contested elections."

The Company is incorporated in Delaware. Section 216 of the Delaware General Corporation Law (the "*DGCL*") provides that ". . . the certificate of incorporation or bylaws of any corporation authorized to issue stock may specify . . . the votes that shall be required for . . . the transaction of business . . . . In the absence of such specification in the certificate of incorporation or bylaws of the corporation: . . . [d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors . . . ." Currently, neither the Company's charter nor bylaws provides for a different standard in the election of directors than the default standard provided in Section 216. Under Section 11 of the Company's bylaws, the Company's Board has the power to alter or amend the bylaws, including establishing a different voting standard for the election of directors.

Subsumed in the Proposal, as the Proponent recognizes, are two significant issues. The first pertains to incumbent directors who do not receive a majority vote. Both Section 141(b) of the DGCL and Section 3.1 of the Company's bylaws provide that a director is elected to serve until his or her successor is elected and qualified. Directors may only be removed by a majority vote of the outstanding shares entitled to vote in an election of directors, whether for cause or not for cause. A majority vote during an election would not achieve this result; a separate proposal requesting removal of the director would be required. Consequently, if a majority vote standard applied and no nominee for director received a majority vote in an election (i.e., no successor was elected), the incumbent director would remain in office. Thus, a majority vote requirement would not necessarily result in the cessation of a director's service on the Company's Board.

The second issue is that in a contested election, including an election where a stockholder nominee was being voted upon, plurality voting would dictate that whoever received the most votes would win the contested seat. However, if majority voting were the standard, even if the stockholder nominee received more votes than a Board candidate, if neither candidate received a majority vote, the Board candidate would remain in office in accordance with the DGCL and the Company's governing documents.

The Proponent recognizes the complex legal issues raised by the Proposal; however, rather than resolving them, the Proponent suggests that "the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections."

Ultimately, the Proposal, rather than asking the Board to consider a definitive change to the Company's charter or bylaws, effectively seeks to grant the Board the power to decide how and under what circumstances it would be appropriate to elect directors by a majority vote. However, under the DGCL and the Company's governance documents, the Board already has this power. As such, the Proposal has been substantially implemented and should be omitted pursuant to Rule 14a-8(i)(10).

IV. Conclusion

Based on the foregoing, we hereby respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Proxy Statement under Rules 14a-8(i)(3), 14a-8(i)(8) and 14a-8(i)(10). Pursuant to Rule 14a-8(j), we, by copy of this letter, are notifying the Proponent of the Company's intention to exclude the Proposal from the Proxy Statement.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (650) 565-3688. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter. Thank you.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Matthew W. Sonsini

cc: Robert F. Donohue, BEA Systems, Inc.
Richard Metcalf, Laborers' International Union of North America
Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati

EXHIBIT A

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 www.lnpf.org
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

BOARD OF TRUSTEES
Chairman
TERENCE M. O'SULLIVAN

Co-Chairman
J. TOM WHITE

PETER M. BOLEY
JAMES C. HALE
VINCENT R. MASINO
EDWARD M. SMITH
SCOTT E. SUMMERS
ROBERT H. WESTPHAL

Fax (408) 570-8944

January 3, 2005

Robert F. Donohue,
Secretary
BEA Systems, Inc.
2315 North First Street
San Jose, CA 95131

Dear Mr. Donohue:

On behalf of the Laborers' National Staff Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the BEA Systems, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 66,500 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Richard Metcalf at (202) 942-2249. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Richard Metcalf, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



Lu Beth Greene
Fund Administrator

cc. Richard Metcalf
enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of BEA Systems, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote

when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: BEA Systems, Inc.
Incoming letter dated February 23, 2005

The proposal requests that the board initiate the appropriate process to amend BEA's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that BEA may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that BEA may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that BEA may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that BEA may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that BEA may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that BEA may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sara D. Kalin
Attorney-Advisor